

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Gregory B. Maffei
Chief Executive Officer
GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re: GCI Liberty, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 17, 2020**
> **File No. 001-38385**

Dear Mr. Maffei:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Technology


cc:    Nicole Perez, Esq.